Ladbrokes PLC

SUPPL

RECEIVED
2007 JUL -3 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**COMPANIES ACT 1985 ("THE ACT")**

**SECTION 198 NOTIFICATION**

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY PURSUANT TO PART VI OF THE ACT, FROM PRUDENTIAL PLC ("PRUDENTIAL") THAT THE INTERESTS ON 7 DECEMBER 2006 OF PRUDENTIAL AND CERTAIN OF ITS SUBSIDIARY COMPANIES HAVE INCREASED TO 18,852,228 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.00% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

PRUDENTIAL HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

| | SHARES |
|---|---|
| JP MORGAN NOMINEES | 351,967 |
| MAGIM HSBC GIS NOM(UK) SALI | 80,152 |
| PRUCLT HSBC GIS NOM(UK) PAC AC | 16,883,900 |
| PRUCLT HSBC GIS NOM(UK) PPL AC | 1,235,137 |
| PRUCLT HSBC GIS NOM(UK) EQBF AC | 36,179 |
| PRUCLT HSBC GIS NOM(UK) MNBF AC | 54,123 |
| PRUCLT HSBC GIS NOM(UK) PENE AC | 210,770 |
| TOTAL | 18,852,228 |

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

07024879

prudential07dec06

Ladbrokes PLC

RECEIVED

2007 JAN -3 P 12:1

FICE OF INTERNATIONAL CORPORATE FINANCE

**DIRECTOR DECLARATION**

IN ACCORDANCE WITH LISTING RULE 9.6.14R, LADBROKES PLC ANNOUNCES THAT SIR IAN ROBINSON, CHAIRMAN, WAS APPOINTED A NON-EXECUTIVE DIRECTOR OF COMPASS GROUP PLC WITH EFFECT FROM 1 DECEMBER 2006.

Ladbrokes PLC

RECEIVED
2007 JAN -3 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**SECTION 198 NOTIFICATION**

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO PART VI OF THE COMPANIES ACT 1985, THAT ITS INTEREST ON 11 DECEMBER 2006 HAD INCREASED TO 18,909,891 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 3.01% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

| | **SHARES** |
|---|---|
| BANK OF NEW YORK | 44,391 |
| BARCLAYS CAPITAL NOMINEES LIMITED | 1,473,373 |
| BARCLAYS CAPITAL NOMINEES LIMITED | 37,200 |
| BARCLAYS GLOBAL INVESTORS CANADA | 50,836 |
| BARCLAYS TRUST CO & OTHERS | 717 |
| BARCLAYS TRUST CO AS EXEC/ADM | 19 |
| BARCLAYS TRUST CO DMC69 | 23,000 |
| BARCLAYS TRUST CO E99 | 654 |
| BARCLAYS TRUST CO R69 | 6,531 |
| BBH ISL NOMINEES LTD HGB0125 | 1,461 |
| BBH ISL NOMINEES LTD HGB0125 | 1,137 |
| BOISS NOMINEES LTD | 701,834 |
| CHASE NOMINEES LTD A/C 16376 | 301,646 |
| CHASE NOMINEES LTD A/C 28270 | 185,662 |

| | |
|---|---|
| DURLACHER NOMINEES LIMITED | 1,249,275 |
| GERRARD NOMINEES LIMITED 603856 | 2,500 |
| GERRARD NOMINEES LIMITED 608300 | 458 |
| GERRARD NOMINEES LIMITED 643975 | 529 |
| GERRARD NOMINEES LIMITED 611717 | 1,702 |
| GERRARD NOMINEES LIMITED 615411 | 1,750 |
| GERRARD NOMINEES LIMITED 770101 | 9,500 |
| GERRARD NOMINEES LIMITED 660851 | 2,294 |
| GERRARD NOMINEES LIMITED 781271 | 3,400 |
| GREIG MIDDLETON LIMITED GM1 | 261,677 |
| GREIG MIDDLETON LIMITED GM3 | 882 |
| INVESTORS BANK AND TRUST CO | 427,433 |
| INVESTORS BANK AND TRUST CO | 4,028,485 |
| JP MORGAN (BGI CUSTODY) A/C 16331 | 150,290 |
| JP MORGAN (BGI CUSTODY) A/C 16338 | 33,694 |
| JP MORGAN (BGI CUSTODY) A/C 16341 | 376,026 |
| JP MORGAN (BGI CUSTODY) A/C 16342 | 81,013 |
| JP MORGAN (BGI CUSTODY) A/C 16400 | 4,664,993 |
| JP MORGAN (BGI CUSTODY) A/C 18409 | 572,798 |
| JPMORGAN CHASE BANK | 20,244 |
| JPMORGAN CHASE BANK | 54,407 |
| JPMORGAN CHASE BANK | 42,326 |
| JPMORGAN CHASE BANK | 697,771 |
| MELLON TRUST – US CUSTODIAN | 22,401 |
| MITSUI ASSET | 11,495 |
| R C GREIG NOMINEES LIMITED | 1,419,225 |
| R C GREIG NOMINEES LIMITED A/C AK1 | 434,711 |

| | |
|---|---|
| R C GREIG NOMINEES LIMITED A/C BL1 | 103,792 |
| R C GREIG NOMINEES LIMITED A/C BL1 RES | 282 |
| R C GREIG NOMINEES LIMITED A/C CM1 | 73,598 |
| R C GREIG NOMINEES LIMITED A/C GP1 | 158,377 |
| R C GREIG NOMINEES LIMITED A/C SA1 | 129,761 |
| STATE STREET BANK OF TRUST – WI | 18,088 |
| STATE STREET BOSTON | 298,767 |
| THE NORTHERN TRUST COMPANY - U | 3597 |
| TRUST & CUSTODY SERVICES BANK | 2,624 |
| ZEBAN NOMINEES LIMITED | 721,265 |
| TOTAL | 18,909,891 |

END

198barclay23